SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Notice of 2012 AGM and Ancillary Documents

AVIVA PLC

NOTICE OF ANNUAL GENERAL MEETING 2012 AND ANCILLARY DOCUMENTS

Following the release by Aviva plc (the "Company") on 21 March 2012 of the Company's 2011 Annual Report and Accounts, the Company announces that it has today made available to shareholders the following documents:

• Notice of Annual General Meeting 2012
• Annual General Meeting 2012 Form of Proxy
• Annual General Meeting 2012 Aviva Share Account Voting Instruction Form
• Amended terms and conditions of the Aviva Scrip Dividend Scheme, effective from 17 April 2012

The Company's Annual General Meeting will be held on Thursday, 3 May 2012 at 11am at the Barbican Centre, Silk Street, London EC2Y 8DS.

Included within the Notice of Annual General Meeting 2012 is a "Statement of Circumstances" from Ernst & Young LLP (E&Y) concerning the firm's resignation as auditor of the Company.  As resigning auditor, E&Y has provided the Company with a "Statement of Circumstances" confirming that E&Y resigned as auditor of Aviva following an unsuccessful tender process.  The Company is required to make a copy of the statement available to all shareholders.  Following the resignation of E&Y with effect from 22 March 2012, the Aviva Board appointed PricewaterhouseCoopers LLP to fill the "casual vacancy" in accordance with the Companies Act 2006, until such time as shareholders approve the re-appointment of PwC at the Annual General Meeting on 3 May 2012.

Copies of the documents mentioned above have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.  The Notice of Annual General Meeting 2012 is available to view on the Company's website at www.aviva.com/agm .

Contacts:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Russell Tullo, Deputy Group Company Secretary
Telephone - 020 7662 0519

29 March 2012

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  29 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary